Exhibit 3(ii) 2

                       AMENDMENT TO ARTICLE III, SECTION 9
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                       OF BY-LAWS OF CORNING INCORPORATED
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                        EFFECTIVE AS OF FEBRUARY 5, 2003
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At the  February  5, 2003  meeting of the Corning  Incorporated  ("Corporation")
Board of Directors, it was proposed that Article III, Section 9 of the By-Laws of the Corporation be amended to provide that the Audit Committee shall appoint annually a firm of certified public accountants to audit the books and accounts of the Corporation and its subsidiary companies and to report to the Committee. The previous By-Laws section had provided for the Audit Committee to recommend a firm of certified public accountants to be appointed by the full Board of Directors.

Upon motion duly made and seconded, the following resolution was approved:

     RESOLVED, that the By-Laws of the Corporation be, and the same hereby are, amended in the following respects:

     A.   ARTICLE III - DIRECTORS

          To amend Article III ss.9 by deleting the words "recommend" and "to be appointed by the Board of Directors" and inserting the word "appoint" in place of the deleted word "recommend," so "appoint" shall appear after the words "The Committee shall" in such sentence.

          The second sentence of ss.9 shall then read as follows:

          "The Committee shall appoint, annually, a firm of certified public accountants to audit the books and accounts of the Corporation and its subsidiary companies and to report to the Committee."